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                           June 28, 2024

       Jeffrey J. Bird
       Chief Executive Officer
       Dril-Quip, Inc.
       2050 West Sam Houston Parkway S., Suite 1100
       Houston, Texas 77042

                                                        Re: Dril-Quip, Inc.
                                                            Form 10-K filed on
February 27, 2024
                                                            Correspondence
filed on June 24, 2024
                                                            File No. 001-13439

       Dear Jeffrey J. Bird:

              We have reviewed your June 25, 2024 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 3, 2024 letter.

       Form 10-K for the year ending December 31, 2023

       Note 9. Restructuring and other charges, page 71

   1. We note your response to prior comment 4 and continue to believe that inventory markdowns should be
classified in the income statement as a component of costs of goods sold. We refer you to
ASC 420-10-S99-3. Please amend your Form 10-K for the year
                                                        ending December 31,
2023.
 Jeffrey J. Bird
Dril-Quip, Inc.
June 28, 2024
Page 2

       Please contact Becky Chow at 202-551-6524 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameJeffrey J. Bird                       Sincerely,
Comapany NameDril-Quip, Inc.
                                                        Division of Corporation
Finance
June 28, 2024 Page 2                                    Office of Technology
FirstName LastName